Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in the Registration Statement of Nomadar Corp. on Form S-1 to be filed on or about November 21, 2025 of our report dated June 26, 2025, on our audits of the financial statements as of December 31, 2024 and 2023, and for the year ended December 31, 2024 and the period from August 8, 2023 (inception) through December 31, 2023. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in the Registration Statement.

/s/ EISNERAMPER LLP

Iselin, New Jersey

November 21, 2025